[BACKGROUND GRAPHIC]

                      UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.

                                      2002

                                  ANNUAL REPORT

                                                    [UNIVERSAL BRAKE PARTS LOGO]

                                                    [UNIVERSAL BRAKE PARTS LOGO]

UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.
11859 SOUTH CENTRAL AVENUE
ALSIP, ILLINOIS 60803

APRIL 29, 2003

To Our Shareholders:

I am pleased to report that the Company returned to profitability in 2002. 2002 was a year of substantial progress despite the difficult economic environment. The cornerstone accomplishments of 2001 laid the foundation for the Company's success in 2002. Profitability was achieved on decreased sales as compared to 2001. The sales decline was primarily a result of consolidation among auto part distributors and retailers and pricing deflation in the brake drum and rotor segment, which accounts for 63% of the Company's revenues. On the other hand, consolidation among the Company's competitors favors the Company's future prospects.

The Company's vision of being the alternative complete aftermarket brake parts supplier to the big three (soon to be two) in the traditional complete brake parts suppliers is becoming more apparent. Dana Corporation, Federal Mogul and Honeywell account for an estimated 60% of all aftermarket brake sales. In early 2003, Federal Mogul announced their intention to acquire Honeywell's Bendix Friction Materials Business, thus potentially shrinking the number of traditional brake parts suppliers to two! We will be one of the only complete aftermarket brake part supplier alternatives to Dana and Federal Mogul.

In 2002, we addressed these opportunities through the following actions:

     - Friction Materials Research and Development in 2002 led to the successful launch of our Evolution Brand of ceramic disc pads in November 2002 and BEEP Certification in early 2003. BEEP Certification is an industry accepted comprehensive engineering approach for the evaluation of friction materials tested by inertia type dynamometers in accordance with the SAE J2430 test procedure. One of the requirements to obtain BEEP Certification is the successful testing of 10 authorized platforms.

     - In December 2002, the Company relocated its Cuba, Missouri rotor plant into the Company's corporate headquarters in Alsip, Illinois. We estimate annual saving between $200,000 and $400,000.

     - We instituted aggressive sales and marketing efforts in order to secure additional market share in the hydraulics category. This decision led to the Company being awarded preferred hydraulics private label supplier status in early 2003 by one of the leading aftermarket buying groups.

The road ahead is ripe with opportunity. The brake business is the leading growth product line in the aftermarket. Aftermarket brake sales are estimated to be two and half billion dollars! We believe we have the business model that can lead to sustained growth and profitability. However, our growth has been challenged primarily because we have been on the wrong side of the industry consolidation for the past several years. We believe this trend is now reversing itself. In December of 2002, we secured a business relationship with one of the industry's leading groups, Federated. One of our primary goals in 2003 will be to continue to secure meaningful business relationships with the auto part distributors and retailers driving the industry's consolidation. We have a vision, a plan and a fantastic team to get the job done. We thank you for your continued support.

Very truly yours,

/s/ Arvin Scott
-----------------------
Arvin Scott
President and Chief Executive Officer

OVERVIEW

     Universal Automotive Industries, Inc. is a leading manufacturer and distributor of automotive aftermarket brake parts, including brake rotors, drums, disc brake pads, brake shoes and hydraulic parts for the estimated $2.42 billion* automotive brake part aftermarket. About 90% of our revenues come from the sale of brake parts. The remaining 10% of our revenues come from our wholesale commodity business in which we buy and sell fast moving automotive parts such as spark plugs, headlights and motor oils. Typically, the margin in the commodity business is substantially less than the brake business. We manufacture over 90% of our friction products, 20% of our brake rotors (measured in revenues) and purchase for resale the balance of our brake rotors and drums and all our hydraulic parts. An estimated 75% of our sales are marketed under our customers' private labels and the balance of our sales are marketed under our brands including the Ultimate and UBP trademarks.

                          REVENUES BY PRODUCT CATEGORY

[PIE CHART]

Hydraulics        1%
Commodities      10%
Friction         23%
Drum & Rotor     66%

     In December 2002, we relocated our Cuba, Missouri brake rotor manufacturing facility, to improve our competitive position, to our Alsip, Illinois facility. Over the last several years, there has been double digit pricing compression on brake rotors and drums purchased from China. This pricing compression combined with improvement in China supplied products has reduced demand for our domestically manufactured brake rotors. We have the flexibility to supply purchased brake rotors or internally manufactured brake rotors depending on the customer's preference. We believe the relocation of the brake rotor facility will enable us to operate this product line profitably at reduced sales volume. We believe the brake rotors we manufacture in the USA are superior in quality and value to the same parts supplied through plants located in China. We believe that our US manufactured brake rotors "add value" to our customer relationships and provide the Company with a competitive advantage over competitors who are exclusively marketers of imported brake rotors and drums. We also believe that we have improved our ability to source product in China through our recent strategic relationship with Wanxiang America Corporation, China's leading auto parts supplier to the OEM and aftermarket. See further detail regarding our relationship with Wanxiang America Corporation under "Line of Credit and Recent Financings."

     The trend over the last year has favored growth in the private label segment as customers choose to support their own brands. We believe there has been a shift over the last several years, by national buying groups and retailers, to build their brand equity as opposed to supporting the Big Three brake manufacturing companies (Dana, Federal-Mogul and Honeywell) brands. This shift in customer preference supports our business model. Our interests run parallel to the customer's, since our primary focus is to support the growth of our customers' private label. Recently, Federal-Mogul announced their intention to acquire Honeywell's Bendix Friction Material group, thus, potentially reducing the number of major brands brake part suppliers to two.

     We have positioned ourselves as one of the only viable alternatives to the Big Three brake companies. Our other competitors specialize primarily in one brake category, which makes it more difficult for a customer to manage (one supplier for each category) from a marketing, supply and inventory management function. The success of our business model can be demonstrated through the expansion of approved product lines with existing national buying groups such as Parts Plus, National Pronto Association, IWDA and Independent Auto Parts Association, in which we are an approved supplier for two or more brake categories.

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     INDUSTRY BACKGROUND

     Braking Systems - There are two primary types of braking systems for cars and light trucks. The first is a drum brake system, in which the braking action is created by a brake shoe being forced outward against the inside of a rotating drum. The second, and newer, system is a disc braking system, in which the braking action is created by two brake pads squeezing a rotor. Each vehicle has either one drum or one rotor at each wheel. In either case, the braking is initiated by the driver pressing a brake pedal, which causes a master cylinder to compress fluid in the vehicle's braking system, which, in turn, causes the fluid pressure to pass through a brake line to a hydraulic system which causes the action of the brake shoes in a drum system or brake pads in a disc system.

     Distribution in the Aftermarket - According to the Motor & Equipment Manufacturing Association (MEMA) aftermarket product sales of all product groups in the United States reached $136.6 billion in 2000. MEMA believes aftermarket sales will eventually reach $155.1 billion in 2003. The ultimate consumers for automotive aftermarket products can be divided into two primary categories. The first category consists of customers who choose to have their cars repaired at a commercial service establishment, such as a service station, repair shop or car dealer, and is known as the "installer segment." Customers in the second category, the "do-it-yourself" segment, are those customers who choose to make the repairs themselves.

     Traditionally, many car parts have been distributed though a system under which products are sold from manufacturers to warehouse distributors, who then sell to "jobbers," who, in turn, sell to installers and consumers. We believe that in recent years there has been an industry shift away from the traditional channels of distribution toward alternative distribution channels, including manufacturers who sell parts to mass market retailers who serve do-it-yourself customers, and manufacturers who sell parts to warehouse distributors, who sell directly to installers that provide repair and installation services. We believe the traditional warehouse jobber distribution system has suffered, and may continue to suffer, some erosion of total market share as a result of the expansion of these alternative distribution channels, particularly as a result of the increased presence in the marketplace of the mass-market retailer. (e.g. Autozone, Advance Auto Parts). However, we believe that these shifts in distribution channels will benefit us, as our principal brake parts customers include these mass market retailers.

     Frost & Sullivan estimates that sales of brake parts in the United States' aftermarket for passenger cars, sports utility vehicles and light trucks totaled $2.42 billion in sales in 2001, growing an estimated 4% over 2000.

     We believe the demand for aftermarket brake parts, particularly value line parts, will continue to grow because of the following factors:

     - An increasing number of vehicles on the road. New car sales were strong from 1998 through 2002; we expect vehicles sold during this time period to require replacement parts in 2003 to 2005.

     - An aging vehicle population, which creates the need for more replacement parts. In 2001, the average age of a vehicle in the United States was 9.6 years old.

     - Increased production of front wheel drive vehicles, which create more wear on brake parts than rear wheel drive vehicles. Over 70% of all new vehicles are designed with front wheel drive.

     - A trend toward the use of affordable replacement brake rotors rather than resurfacing existing rotors. Historically, due to the high cost of new rotors, consumers and installers generally chose to resurface brake rotors rather than purchase replacement rotors. However, due to the availability of lower-cost replacement rotors, in recent years, consumers and installers are increasingly choosing to purchase replacement rotors.

     - Modern design innovations, including the automotive industry's shift to the production of an increased number of lighter-weight rotors and metallic brake pads. The newer metallic brake pads are abrasive and wear rotor surfaces much faster than the non-metallic pads used in the past. Lighter weight rotors are less costly than heavier rotors, and, when the rotors have worn down, it is generally more cost effective to discard rather than refurbish them.

     We believe the private label market category will continue to grow, as customers are looking for the best value for their dollar, and often will not pay extra for premium-priced products. In response to these consumer preferences, mass-market retailers have grown in popularity and increasingly seek to sell less expensive private label parts. In addition, we believe distributors will increase their purchases of private label parts as a means of improving their profit margins.

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                               OUR GROWTH STRATEGY

     Our strategy is to capitalize on the increasing demand for brake parts by:

     - Focus on marketing additional brake categories to existing customers. (Less than 50% of our existing customers purchase all three brake parts categories from us.)

              - Leading the market by "First to Enter" late model applications.

              -   Sustaining promotion of ceramic disc brake pads.

     - Expanding sales to automobile manufacturers for the aftermarket and service business; and

     - Considering acquisitions of other specialty brake parts distributors and manufacturers.

PRODUCTS

     The brake parts we sell can be divided into three main categories: drums and rotors; friction parts; and hydraulic parts. The friction category of parts consists of brake shoes for drum systems and brake pads. Cylinders and brake hoses are examples of hydraulic parts. We manufacture some of these parts and act as a distributor for others. We market approximately 25% of our products under our trademarks, Universal Brake Parts, or UBP, and to a lesser extent, Ultimate, and the remainder under our customers' private labels. We manufacture disc brake rotors in our Alsip, Illinois facility. In December 2002, we relocated our Cuba, Missouri brake rotor manufacturing facility, to improve our competitive position, to our Alsip, Illinois facility. We formulate and manufacture disc brake pads at our North American Friction plant, located in Toronto, Canada. Since November 2002, our Toronto facility has expanded its product offering to include ceramic disc pads. Ceramic disc pads are a relatively new product segment to the aftermarket without a clearly defined market leader. Increased usage of ceramic disc brake pads at the OEM level will continue to drive increased demand for ceramic disc pads in the aftermarket. At our plant in Walkerton, Virginia, we manufacture brake pads, brake shoes and drum brake lining. The hydraulic parts we sell are all purchased from suppliers.

     We supply value line brake parts (i.e., parts sold at prices below those of certain leading national brand name parts), to mass-market retailers, traditional warehouse distributors and specialty undercar distributors in North America. Many of our competitors specialize in only one category, such as friction parts or drums and rotors. By offering a full line of products in several categories, we believe we have an advantage over those competitors offering products in fewer categories, in light of the industry trend toward consolidation of the number of suppliers of products.

WHOLESALE PRODUCT OPERATION

     We conduct a wholesale product operation from our headquarters facility in Alsip, Illinois, purchasing automotive items such as spark plugs, motor oil and freon, in large volume, at below market prices, and reselling these products at slightly higher prices. We make large-volume purchases of products on the open market, generally buying from domestic and foreign manufacturers and other warehouse distributors, and reselling these products to other warehouse distributors, mass market retailers and jobbers. These operations, while historically profitable, result in gross margins that are significantly lower than gross margins from our other operations. For the years ended December 31, 2000, 2001 and 2002, excluding sales from our former Hungarian foundry, net sales from our wholesale product operations accounted for approximately 7%, 8% and 10%, respectively, of our total net sales, and 4%, 5% and 8%, respectively, of our total gross profits.

                           MARKETING AND DISTRIBUTION

MARKETING

     We organize our marketing operations around two principal customer groups: traditional aftermarket warehouse distributors and mass-market retailers. We employ six full time sales personnel. Sales responsibility is split among the sales personnel between the traditional warehouse distributors and mass market retailers- national accounts. Our Senior Vice President of Sales manages our independent sales representative network and other marketing efforts. The majority of our products, approximately 75% are sold under our customers' private brand labels. Most aftermarket distributors are members of national buying/marketing groups, which have developed their own private brand labels.

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         Traditional Aftermarket Distributors - This group consists primarily of independent warehouse distributors who market to independently owned auto parts stores and company owned stores. Typically, the traditional aftermarket distributor belongs to a national buying group. Generally, these groups promote their own private label in addition to national brands. We supply one or more brake product lines to the following marketing groups under the groups' private label: National Pronto Association; IAPA; APA and Aftermarket Auto Parts Alliance. The RPM Group purchases our "UBP" and "Ultimate" brands.

         Mass Market Retailers - We also supply national retailers such as Advance Auto Parts, Discount Auto Parts and O'Reilly's under their private brand labels. Other retailers such as Pep Boys and Murray's Discount Auto Parts purchase brake parts from us under our "UBP" and "Ultimate" brand.

         Independent Sales Representatives - We believe we have retained some of the best independent sales representatives across the country. These representatives assist us with direct sales efforts, customer field work, trade shows and other marketing and sales activities. These independent sales representatives are compensated on a commission basis. Agreements with our independent sales representatives may be terminated at any time by either party, upon notice.

DISTRIBUTION

     We seek to provide rapid delivery of a wide variety of brake parts to our customers. We operate a 263,000 square foot distribution center at our headquarters facility located in Alsip, Illinois. We also have a 28,200 square foot distribution facility in Southern California. We generally are able to fulfill customer orders quickly, as the industry demands, and, therefore, typically do not have a large order backlog. We generally deliver orders to our brake parts customers within four to five days from the time the order is placed. In addition, we seek to maintain high fill rates for orders, and, accordingly, do not generally have a large number of back orders. Customers may place their stock orders by telephone, electronically or by facsimile. Deliveries are made from all warehouses, almost exclusively by common carrier.

                                  MANUFACTURING

     We operate two friction plants, a 79,300 square foot disc pad plant located in Brampton, Ontario, Canada and a 77,000 square foot brake drum lining and brake shoe remanufacturing plant in Walkerton, Virginia. Our friction business has experienced substantial growth, and unlike the brake rotor and drum product group, there is no material competition from offshore friction suppliers. We believe the barrier to entry in the friction category is significant due to the following reasons: (i) building brand acceptance is difficult due to safety related concerns; (ii) capital requirements are intensive; (iii) friction formulations are usually patented or highly classified; and (iv) the business is an art as much as a science and requires highly experienced management. Today we have approximately 150,000 square feet dedicated to friction manufacturing.

     In 2001, we relocated our rotor machining facility from Laredo, Texas to Cuba, Missouri, which was closer to our source of supply of castings and our primary distribution center in Alsip, Illinois, to reduce our costs. The Cuba facility had a capacity to machine approximately 750,000 rotors on a two-shift basis. During the fourth quarter of 2002, the Cuba facility was closed and the equipment and related production relocated into our Alsip, Illinois facility. This was done to further reduce costs and to lower the break-even profit level for this operation. At present, we have a capacity to machine approximately 300,000 rotors annually on a one-shift basis.

     In 1996, we acquired North American Friction, which at the time occupied a 17,500 square foot facility near Toronto, Ontario. Today, as a result of significant growth in the sales of friction products since we entered that market segment, North American Friction occupies a 79,200 square foot facility in suburban Toronto, Ontario. We now offer a full line of friction grades in both riveted and integrally-molded disc brake pads. North American Friction was awarded ISO 9001 certification in July 1999.

     We acquired Total Brake Industries' assets in November 1999 and operate these assets from a 77,000 square foot leased facility in Walkerton, Virginia. This facility remanufactures brake shoe lining and remanufactures brake shoes. In addition, we sell drum brake shoe lining to third party customers.

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                             SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with our financial statements and notes thereto and Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Form 10-K. The statement of operations data for the years ended December 31, 2002, 2001 and 2000 and the balance sheet data at December 31, 2002 and 2001 are derived from our audited financial statements included elsewhere in this Form 10-K. The statement of operations data for the years ended December 31, 1999 and 1998 and the balance sheet data at December 31, 1999 and 1998 are derived from audited financial statements not included herein.

                                                                  (IN THOUSANDS EXCEPT FOR PER SHARE DATA)
                                                                         YEARS ENDED DECEMBER 31, (1)
                                                                         ----------------------------
                                                        2002           2001          2000          1999          1998
                                                     -----------    ----------    ----------    ----------    ----------
Statement of Operations Data:
Net sales                                            $    69,855    $   71,823    $   69,944    $   67,752    $   58,252
Cost of sales                                             57,529        61,116        57,767        54,472        46,779
                                                     -----------    ----------    ----------    ----------    ----------
 Gross profit                                        $    12,326    $   10,707    $   12,177    $   13,280    $   11,473
Selling, general and administrative expenses              10,317        10,633        11,572        10,810         9,238
Other Operating Expenses                                      98           792           320           160             -
Loss from Hungarian Operations                                71           295             -         4,337           642
                                                     -----------    ----------    ----------    ----------    ----------
Income (loss) from operations                        $     1,840    $   (1,013)   $      285    $   (2,027)   $    1,593
Other expense (income):
 Provision for lawsuit settlement                              -             -             -             -          (151)
 Interest expense                                          1,398         2,503         2,593         2,025         1,916
 (Gain) loss on disposition of assets                        (49)            -           110        (1,153)            -
 Other                                                         -          (148)         (125)          (10)           94
                                                     -----------    ----------    ----------    ----------    ----------
Income (loss) before income taxes
 and extraordinary item                              $       491    $   (3,368)   $   (2,293)   $   (2,889)   $     (266)
Income taxes                                                   -           440           (33)          398           (86)
                                                     -----------    ----------    ----------    ----------    ----------
Income (loss) before extraordinary item              $       491    $   (3,808)   $   (2,260)   $   (3,287)   $     (180)
Extraordinary item:
Gain on debt restructuring                                     -           830             -             -             -
                                                     -----------    ----------    ----------    ----------    ----------
Net income (loss)                                    $       491    $   (2,978)   $   (2,260)   $   (3,287)   $     (180)
Issuance of preferred stock with beneficial
 conversion feature and warrants                               -          (431)            -             -             -
                                                     -----------    ----------    ----------    ----------    ----------
Net income (loss) available to common stockholders   $       491    $   (3,409)   $   (2,260)   $   (3,287)   $     (180)
                                                     ===========    ==========    ==========    ==========    ==========
Earnings per share (2):
Basic net income (loss) per common share
 Before extraordinary item                           $      0.06    $    (0.56)   $    (0.32)   $    (0.48)   $    (0.03)
 Extraordinary gain                                            -          0.11             -             -             -
                                                     -----------    ----------    ----------    ----------    ----------
                                                     $      0.06    $    (0.45)   $    (0.32)   $    (0.48)   $    (0.03)
Dilutive net income (loss) per common share
 Before extraordinary item                           $      0.04    $    (0.56)   $    (0.32)   $    (0.48)   $    (0.03)
 Extraordinary gain                                            -          0.11             -             -             -
                                                     -----------    ----------    ----------    ----------    ----------
                                                     $      0.04    $    (0.45)   $    (0.32)   $    (0.48)   $    (0.03)
Weighted average common shares outstanding             8,198,174     7,553,141     7,008,438     6,789,582     6,769,425
Effect of dilutive securities
    Conversion of preferred stock                      3,014,380
                                                     -----------    ----------    ----------    ----------    ----------
                                                      11,212,554     7,553,141     7,008,438     6,789,582     6,769,425
                                                     ===========    ==========    ==========    ==========    ==========

                                                  YEAR ENDED DECEMBER 31, (1)
                                                  ---------------------------
                                         2002      2001      2000      1999      1998
                                        -------   -------   -------   -------   -------
Balance Sheet Data:
 Working capital                        $17,187   $18,090   $16,238   $18,250   $18,108
 Total assets                            36,145    40,038    42,983    43,160    38,102
 Long-term debt, less current portion    18,170    20,623    22,551    22,718    21,212
 Total stockholders' equity               4,683     3,528       720     3,073     6,497

(1) Certain amounts reported in the 1998, 1999, 2000 and 2001 financial statements have been reclassified to conform to the 2002 presentation.

(2) "Basic Earnings per Share" is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. "Diluted Earnings per Share" reflects the potential dilution that could occur if warrants and options or other contracts to issue common stock were exercised and resulted in the issuance of additional common shares. All options and warrants are omitted from the computation of diluted earnings per share when net losses are reported because the options and warrants are antidilutive. For the years ended December 31, 2001, 2000, 1999 and 1998, diluted earnings per share and basic earnings per share are identical because the loss from continuing operations incurred during those years is antidilutive.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

GENERAL

     We are a manufacturer and distributor of brake rotors, drums, disc brake pads, relined brake shoes, non-asbestos friction lining, and a complete line of hydraulic parts. We believe that we are the leading supplier of "value line" brake parts (brake parts sold at prices below those of certain leading national brand name brake parts) to mass-market retailers, traditional warehouse distributors and specialty undercar distributors in North America.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     Net sales for the year ended December 31, 2002 decreased $1,968,000 or 2.8% to $69,855,000 as compared to $71,823,000 for the year ended December 31, 2001. This decrease was a result of the loss of a major customer through industry consolidation of $2,894,000, price deflation in the drum and rotor product line of approximately $1,800,000, offset by increased sales of commodities of $1,726,000 and other sales increases of $1,000,000.

     Gross profit for the year ended December 31, 2002 increased $1,619,000 or 15.1% to $12,326,000 as compared to $10,707,000 for the year ended December 31, 2001. This increase was a result of higher prices on friction products and a delay in price reductions resulting from price deflation and cost containment programs. Also included in the gross profit for the year ended December 31, 2002 was $965,000 and $563,000, respectively, relating to the under absorption of manufacturing costs at the Walkerton, Virginia facility and higher than expected production costs and inefficiencies at the Cuba, Missouri facilities. The Cuba, Missouri rotor facility was closed in December 2002 and the operations relocated to our existing Alsip, Illinois facility.

     Selling, general and administrative expenses were $10,317,000, a decrease of $316,000 or 3.0% from $10,633,000 for the same period in 2001. Cost containment efforts coupled with reduced selling expenses on the lower sales volume contributed to the positive variance.

     Other operating expenses for the year ended December 31, 2002 were $98,000, a decrease of $694,000 from $792,000 for the same period in 2001. This decrease is primarily related to the write-off of unused barter credits in 2001 of $276,000, moving expenses in 2001 related to the relocation of the rotor manufacturing from Laredo, Texas to Cuba, Missouri of $269,000, eParts eXchange shutdown expenses incurred in 2001 of $113,000 and $121,000 of other items, offset by expenses relating to the termination of the supply agreement negotiations with Creative Friction, LLC of $ 45,000 and Michigan SBT taxes due on prior years activities of $40,000.

     Loss from Hungarian Operations decreased $224,000 to $71,000 as the net balance on the note receivable arising from the 2001 sale of the operations was fully reserved in 2002.

     Other expenses, net for the year ended December 31, 2002 decreased by $1,006,000 to $1,349,000 from $2,355,000 for the same period of 2001. The decrease is due to lower interest expense affected by lower interest rates and lower outstanding debt balances.

     Since the restructuring of our debt owed to FINOVA was completed in 2001, which resulted in an extraordinary gain in 2001, there was no comparable gain on debt restructuring in 2002.

     No provision for income taxes was made in 2002. For the year ended December 31, 2002 and 2001, the deferred tax benefit of the year's losses was offset by an increase in deferred tax asset valuation allowance of $136,600 and $1,142,000, respectively.

     For the year ended December 31, 2002, net income was $491,000, compared to a net loss of $2,978,000 for the year ended December 31, 2001. The principal reasons for the increased profitability were (i) the reduction of the amount of the net loss from the Hungarian operations of $224,000, which was sold during 2001, (ii) decreased other operating expenses relating to the absence of relocation of the rotor manufacturing facility incurred in 2001, (iii) the absence of the write-off of unused barter credits in 2001, (iv) the increase in gross margins resulting from delays in pricing compression in the drum and rotor lines and cost containment efforts, (v) decrease in selling general and administrative expenses due to reduced selling related expenses and cost containment efforts and (vi) the absence of an increase in the deferred tax asset valuation allowance which was recorded in 2001. These amounts were partially offset by the absence of a gain of $830,000 recorded in 2001 resulting from the restructuring of the FINOVA subordinated debt.

YEAR ENDED DECEMBER 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Net sales for the year ended December 31, 2001 increased $1,879,000 or 2.7% to $71,823,000 as compared to $69,944,000 for the year ended December 31, 2000. This increase was a result of the addition of new customers and increased sales of friction product.

     Gross profits for the year ended December 31, 2001 decreased $1,470,000 or 12.1% to $10,707,000 as compared to $12,177,000 for the year ended December 31, 2000. Included in the gross profit for the year ended December 31, 2001 was $437,000 and $373,000, respectively, relating to the under absorption of manufacturing costs at the Walkerton, Virginia facility and the start up costs of the new rotor manufacturing facility in Cuba, Missouri. Included in the gross margin for the year ended December 31, 2000 was $353,000 and $936,000, respectively, of costs related to the realignment of the Canadian friction manufacturing facility and the start up costs of the new friction manufacturing capacity in Virginia. Before the effects of these aforementioned items, gross margins for the years ended December 31, 2001 and 2000 were 16.0% and 19.2%, respectively. The 3.2% decline in gross margin is due to margin compression experienced in the drum and rotor lines.

     Selling, general and administrative expenses were $10,633,000, a decrease of $939,000 or 8.1% from $11,572,000 for the same period in 2000. Included in the expenses for the year ended December 31, 2000 was approximately $566,000 of costs related to eParts eXchange, Inc. our e-commerce subsidiary, which was shut down during this period, and $150,000 of severance payments for certain terminated employees.

     Other operating expenses for the year ended December 31, 2001 were $792,000, an increase of $472,000 from $320,000 for the same period in 2000. This increase of $472,000 is primarily related to the expenses of relocating the rotor manufacturing facility to Cuba, Missouri of $282,000 and the write-off of unused barter credits.

     Loss from Hungarian operations represents the write-off of the remaining assets of the Hungarian operation as a result of the sale of this operation in 2001. The absence of a loss from discontinued operations for the year ended December 31, 2000 is due to the fact that the loss from the discontinued Hungarian iron foundry operation for this period of $640,000 has been charged against the reserve for such losses established as of December 31, 1999.

     Other expenses for the year ended December 31, 2001 decreased by $224,000 to $2,355,000 from $2,578,000 for the same period of 2000. The decrease is due to less interest expense due to lower interest rates offset by higher outstanding debt balances during 2001 as compared to 2000.

     Extraordinary gain on debt restructuring in 2001 of $830,000 is a result of our restructuring of the subordinated debentures held by FINOVA.

     Provision for income taxes in the amount of $440,000 was recorded in 2001, even though we incurred a loss, consisting primarily of a reduction of the deferred tax assets established in a previous year. For the year ended December 31, 2001 and 2000, respectively, the deferred tax benefit of the year's losses was offset by an increase in deferred tax asset valuation allowance of $1,142,000 and $797,000.

     For the year ended December 31, 2001, net loss was $2,978,000, compared to a net loss of $2,260,000 for the year ended December 31, 2000. The principal reasons for the decreased profitability was (i) the net loss from the Hungarian operations of $295,000, which was sold during 2001, (ii) increased other operating expenses relating to the relocation of the rotor manufacturing facility, (iii) the write-off of unused barter credits, (iv) the decline in gross margins resulting from pricing compression in the drum and rotor lines and
(v) an increase in the deferred tax asset valuation allowance. These amounts were partially offset by a reduction in selling, general and administrative expenses and a gain of $830,000 resulting from the restructuring of the FINOVA subordinated debt.

YEAR ENDED DECEMBER 2000 COMPARED TO THE YEAR ENDED DECEMBER 31, 1999

     Net sales for the year ended December 31, 2000 increased $2,192,000 or 3.2% to $69,944,000 as compared to $67,752,000 for the year ended December 31, 1999. This increase was achieved in spite of lower commodity sales ($1,782,000 reduction from 1999 levels) and the lack of Canadian distribution business sales ($6,141,000) that was sold as of December 31, 1999. Sales of US brake parts for the year ended December 31, 2000 increased $10,115,000 or 18.2% over the same 1999 period due primarily to the addition of a major new customer and increased sales of friction product.

     Gross profits for the year ended December 31, 2000 decreased $1,103,000 or 8.3% to $12,177,000 from $13,280,000 for the year ended December 31, 1999.
Included in the gross profits computation for the year ended December 31, 2000 was $353,000 and $936,000, respectively, of costs related to the realignment of the Canadian friction manufacturing facility and under absorption of manufacturing costs due to the start up of new friction manufacturing capacity in Virginia. Included in gross profits for the year ended December 31, 1999 was $1,260,000 related to the Canadian distribution business that was sold as of December 31, 1999. Before the effects of these factors, the gross profit margin percentage of the year ended December 31, 2000 and 1999 was 19.2% and 19.5%, respectively.

     Selling, general and administrative expenses were $11,572,000, an increase of $762,000 or 7.0% from $10,810,000 for the same period in 1999. Included in SG&A expenses for the year ended December 31, 2000 was approximately $566,000 of costs related to the start-up of our e-commerce subsidiary, eParts eXchange, Inc. and approximately $150,000 of severance payments to certain terminated employees. Included in SG&A expenses for the year ended December 31, 1999 is $1,269,000 of costs related to the Canadian distribution business that was sold as of December 31, 1999. Before the effects of these factors, SG&A expenses related to our base business increased to $10,856,000 for the year ended December 31, 2000 compared to $9,541,000 in the same period of 1999. The increase was due primarily to SG&A expenses for the Virginia friction manufacturing facility, which was new in 2000, SG&A expenses related to an increasing export sales, increased freight costs and additional marketing and sales costs associated with obtaining new brake business.

     Other operating expenses were $320,000, an increase of $160,000 from the same period in 1999. This increase was a result of shut down expenses related to eParts eXchange, Inc. of $200,000 coupled with the write-off of certain barter credits, offset by moving expenses related to the relocation of the distribution facility to Alsip, Illinois incurred during 1999.

     The absence of a loss from discontinued operations for the year ended December 31, 2000 is due to the fact that the loss from the discontinued Hungarian iron foundry operation for this period of $640,000 has been charged against the reserve for such losses established as of December 31, 1999.

     Other expense for the year ended December 31, 2000 increased by $1,716,000 to $2,578,000 from $862,000 for the same period of 1999, a period which included $1,153,000 gain on the sale of fixed assets (primarily from the sale of our former Chicago warehouse and headquarters building). After excluding the effect of the one-time gain in 1999, the increase of $563,000 is attributable to higher interest expense due to higher interest rates during 2000 as compared to 1999.

     For the year ended December 31, 2000, the deferred tax benefit of the year's losses was offset by an increase in the deferred tax asset valuation allowance of $797,000.

     For the year ended December 31, 2000, net loss decreased by $1,027,000 to $2,260,000 from $3,287,000 for the same period of 1999. The principal reason for the profitability increases were (i) onetime friction manufacturing facility realignment costs, (ii) under absorption of manufacturing costs related to the start-up of new friction manufacturing capacity, (iii) start-up costs of eParts eXchange, Inc., (iv) one-time severance payments, (v) increased interest costs,
(vi) increase in the deferred tax asset valuation allowance and (vii) elimination of the loss on the discontinued Hungarian operations of $4,337,000, offset by the $1,153,000 gain on the sale of our former Chicago warehouse recorded in 1999.

CAPITAL EXPENDITURES

     For the year ended December 31, 2002 capital expenditures totaled approximately $605,452, consisting primarily of (i) the acquisition of machinery and equipment used to produce friction products (ii) upgrades and enhancements to our computer systems and (iii) additional brake rotor patterns and tooling related to brake rotor manufacturing.

     For the year ended December 31, 2001, capital expenditures totaled approximately $913,000, consisting primarily of (i) the acquisition of machinery and equipment used to produce friction products, (ii) upgrades and enhancements to our computer systems and (iii) additional brake rotor patterns and tooling related to brake rotor manufacturing.

     For the year ended December 31, 2000, capital expenditures totaled approximately $1,481,000, consisting primarily of (i) the acquisition of machinery and equipment used to produce friction products in Walkerton, Virginia, (ii) the acquisition of leaseholds and fixtures related to the new Canadian friction manufacturing facility and (iii) additional brake rotor patterns and tooling related to friction manufacturing.

LIQUIDITY AND CAPITAL RESOURCES

     Our primary liquidity needs are associated with carrying accounts receivable and maintaining inventories. We rely on internally generated funds, credit made available from suppliers and senior and subordinated lines of credit. Our working capital needs are generally not seasonal in nature, although business slows down slightly during the winter months.

     We have incurred significant indebtedness, to date, in connection with our operations. As of December 31, 2002, our total consolidated indebtedness was approximately $18,611,000. A substantial portion of this indebtedness is secured by substantially all of our assets and by a pledge of all of the outstanding capital stock of our subsidiaries. As a result of such indebtedness, we (i) are prohibited from paying cash dividends pursuant to certain covenants and restrictions contained in the loan agreements governing such indebtedness, (ii) could be hindered in our efforts to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate or other purposes, and (iii) would be vulnerable to increases in interest rates since substantially all of our borrowings are at floating rates of interest.

     On September 29, 1999, we completed a renewal and restructuring of our credit agreement with LaSalle Bank National Association and one of its subsidiaries ("LaSalle") for (a) a revolving line of credit of up to $22,000,000 based on eligible accounts receivable and inventory and (b) a term loan in the amount of $3,779,194. The term loan was reduced by $2,842,873 in October 1999 from the proceeds of the sale of our Chicago facility. The credit agreement was amended in 2000 to increase the revolving line of credit to $26,000,000. At December 31, 2002, we were in compliance with all financial covenants.

     On July 14, 1997, we sold a $4,500,000 subordinated debenture to FINOVA Mezzanine Capital, Inc. (formerly Tandem Capital, Inc.) calling for payments of interest at 12.25% per annum through maturity on July 14, 2002. Through August 14, 2001, we had issued FINOVA warrants to purchase 1,575,000 shares of our common stock at exercise prices ranging from $0.83 to $1.58, based on 80% of the average closing bid price of our common stock for the 20 days preceding the respective issuance dates. The warrants were exercisable at any time through the sixth anniversary of the debenture issue date. During 2000, FINOVA elected to exercise one of its warrants to purchase 450,000 shares of our common stock at an exercise price of $0.83 per share, using a "cashless" exercise provision whereby FINOVA received a net of 279,260 shares of common stock after surrendering 170,743 shares, which had a fair market value equal to the aggregate exercise price. We received no cash proceeds from this transaction when such shares were issued.

     On October 31, 2001, we completed a restructuring of the $4,500,000 subordinated debt held by FINOVA. The restructuring resulted in the following:
(i) FINOVA surrendered to us all of its holdings in our common stock and warrants (279,260 shares and warrants to purchase an additional 1,125,000 shares at prices ranging from $1.12 to $1.58 per share); (ii) our payment of $1,000,000 to FINOVA; (iii) issuance to FINOVA of $2,000,000 of Series B Preferred Stock ($0.01 par value); and (iv) the amendment of the debenture to $1,500,000. The amendment to the debenture also reduced the interest rate from 12.25 to 7.0% and allowed us to pay the remaining balance by making five $100,000 payments every 45 days beginning December 15, 2001, (for which payments were made) with a final payment due July 11, 2005. The surrendered warrants had cashless exercise features which, based on the closing price of our common stock of $1.89 per share on the date of the restructuring, would have allowed FINOVA to receive 322,619 shares of common stock. This transaction resulted in an extraordinary gain of $829,714 (inclusive of an accrual of all remaining interest to be paid of approximately $272,000) for the year ended December 31, 2001. The Series B Preferred Stock has no fixed dividend, entitles the holder to a liquidation preference, is redeemable at any time at our option and is convertible into 1,000,000 shares of common stock for which we provided FINOVA with registration rights.

     On August 29, 2001, we issued 201,438 shares of Series A Preferred Stock ($0.01 par value) to Venture Equities Management, Inc. (VEMI) (an affiliate of Wanxiang America Corporation - see Note 8 to our financial statements) in exchange for $2,800,000 in cash. The Series A Preferred Stock has no fixed dividend, entitles the holder to a liquidation preference, is redeemable at our option subject to certain conditions, and is convertible into 2,014,380 shares of our common stock (with registration rights), subject to certain antidilution provisions. In connection with the issuance of the Series A Preferred Stock, we also issued to VEMI three warrants to purchase common stock. The first and second warrants for 800,000 shares were exercisable at any time through August 28, 2002 at an exercise price of $2.00 per share. The exercise date for the first and second warrants was extended to August 28, 2003 and the exercise price was increased to $2.25 per share. The third warrant for 2,500,000 shares is exercisable only upon the occurrence of events of default at an exercise price to be determined based on a defined computation.

     We believe that cash generated from operations, borrowings under our bank line of credit, the restructuring of the FINOVA Subordinated Debt and the issuance of preferred stock to VMEI and credit from our suppliers is sufficient to fund our working capital requirements and capital expenditures through 2003.

     Our future contractual obligations are as follows:

   CONTRACTUAL                                          NEXT                                          AFTER
   OBLIGATIONS                   TOTAL                12 MONTHS             1 - 3 YEARS              4 YEARS
                                 -----                ---------             -----------              -------
Revolving loan               $ 16,949,821            $        -            $ 16,949,821             $       -
Subordinated debt               1,194,006                84,020               1,109,986                     -
Long-term debt                    206,826               206,826                                             -
Capital leases                    245,935               138,536                  98,246                 9,153
Other long-term
  obligations                      14,412                11,301                   3,111                     -
Operating leases                5,143,149             1,417,818               2,032,770             1,692,561

SEASONALITY

     Our business is slightly seasonal in nature, primarily as a result of the impact of weather conditions on the demand for automotive replacement parts. Historically, our sales and profits have been slightly higher in the second and third calendar quarters of each year than in the first or fourth quarters.

EFFECTS OF INFLATION

     We historically have been able to diminish the effects of inflationary cost expenses through increased prices to customers and productivity improvements. Non-inventory cost increases, such as payroll, supplies and services have generally been offset through price increases.

[ERNST & YOUNG LOGO]

INDEPENDENT AUDITORS' REPORT

Board of Directors of Universal Automotive Industries, Inc.

We have audited the accompanying consolidated balance sheet of Universal Automotive Industries, Inc. as of December 31, 2002, and the related consolidated statement of operations, changes in stockholders' equity and cash flows for the period then ended. Our audit also included the financial statement schedule for 2002 listed in the Index of item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Universal Automotive Industries, Inc. as of December 31, 2002 and the consolidated results of their operations and cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule for 2002, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

ERNST & YOUNG LLP

March 14, 2003

Chicago, Illinois

[ALTSCHULER, MELVOIN AND GLASSER LLP LOGO]

INDEPENDENT AUDITORS' REPORT

Board of Directors of Universal Automotive Industries, Inc.

We have audited the accompanying consolidated balance sheet of Universal Automotive Industries, Inc. as of December 31, 2001, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the Company's Hungarian subsidiary (Notes 1 and 14) which statements reflect aggregate total assets of $0 as of December 31, 2001. Those statements were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such subsidiary (before estimated loss on disposal), is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Universal Automotive Industries, Inc. as of December 31, 2001, and the consolidated results of their operations and cash flows for each of the two years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

ALTSCHULER, MELVOIN AND GLASSER LLP

/s/ Altschuler, Melvoin and Glasser LLP

Chicago, Illinois

March 27, 2002

                     UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2002 AND 2001

                                                                                              2002                    2001
                                                                                              ----                    ----
ASSETS
Current assets
   Cash                                                                                  $      237,600          $      976,585
   Accounts receivable, trade (net of allowance for doubtful accounts of $464,725
and $404,039 in 2002 and 2001)                                                               12,702,701              15,789,886
   Inventories                                                                               17,051,952              16,417,009
   Deferred income taxes                                                                        240,000                 240,000
   Prepaid expenses and other current assets                                                    215,987                 486,293
                                                                                         --------------          --------------
                                                                                             30,448,240              33,909,773
                                                                                         --------------          --------------
Property and equipment - net of accumulated depreciation                                      4,175,208               4,728,034
                                                                                         --------------          --------------
Other assets
   Goodwill (net of accumulated amortization of $373,245 in 2002 and 2001                       480,498                 480,498
   Due from stockholders                                                                        345,296                 320,929
   Other assets                                                                                 695,542                 598,609
                                                                                         --------------          --------------
                                                                                              1,521,336               1,400,036
                                                                                         --------------          --------------
                                                                                         $   36,144,784          $   40,037,843
                                                                                         ==============          ==============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
   Accounts payable, trade                                                               $   10,212,291          $   11,446,262
   Accrued expenses and other current liabilities                                             2,608,466               3,502,078
   Subordinated debenture, current portion                                                       84,020                 492,226
   Long-term indebtedness, current portion                                                      356,663                 379,120
                                                                                         --------------          --------------
                                                                                             13,261,440              15,819,686
                                                                                         --------------          --------------
Long-term liabilities
   Revolving line of credit                                                                  16,949,821              19,021,873
   Long-term indebtedness, noncurrent portion                                                   110,510                 421,269
   Subordinated debenture, noncurrent portion                                                 1,109,986               1,179,986
   Deferred rent expense                                                                         30,419                  67,522
                                                                                         --------------          --------------
                                                                                             18,200,736              20,690,650
                                                                                         --------------          --------------
Stockholders' equity
   Preferred stock (authorized 2,000,000 shares, $0.01 par value, 201,438 shares of series A and 100,000 shares of series B issued and outstanding in 2002 and
2001)                                                                                             3,014                   3,014
   Common stock (authorized 30,000,000 shares, $0.01 par value, 8,224,949 and
7,939,599 shares issued and outstanding in 2002 and 2001)                                        82,249                  79,394
   Additional paid-in capital                                                                15,208,441              14,583,947
   Accumulated deficit                                                                       (9,644,606)            (10,136,023)
   Accumulated other comprehensive loss                                                        (904,340)               (882,825)
   Stock subscription receivable                                                                (62,150)               (120,000)
                                                                                         --------------          --------------
                                                                                              4,682,608               3,527,507
                                                                                         --------------          --------------
                                                                                         $   36,144,784          $   40,037,843
                                                                                         ==============          ==============

See accompanying notes.

                      UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                                   2002                  2001                  2000
                                                                   ----                  ----                  ----
Net sales                                                      $ 69,855,578          $ 71,823,135          $ 69,944,023
Cost of sales                                                    57,529,134            61,116,436            57,767,138
                                                               ------------          ------------          ------------
GROSS PROFIT                                                     12,326,444            10,706,699            12,176,885

Selling, general and administrative                              10,316,646            10,632,782            11,571,752
Other operating expenses                                             98,423               792,555               320,000
Loss from Hungarian operations                                       71,239               294,897                     -
                                                               ------------          ------------          ------------
                                                                 10,486,308            11,720,234            11,891,752
                                                               ------------          ------------          ------------
INCOME (LOSS) FROM OPERATIONS                                     1,840,136            (1,013,535)              285,133
Other (income) expense:
   Interest expense                                               1,398,017             2,503,383             2,593,656
   (Gain) loss on disposition of assets                                   -                     -               109,624
   Other                                                            (49,298)             (148,950)             (124,853)
                                                               ------------          ------------          ------------
                                                                  1,348,719             2,354,433             2,578,427
                                                               ------------          ------------          ------------
INCOME (LOSS) BEFORE INCOME TAXES
AND EXTRAORDINARY ITEM                                              491,417            (3,367,968)           (2,293,294)
Income taxes
   Current                                                                -                12,623                     -
   Deferred                                                               -               427,800               (33,351)
                                                               ------------          ------------          ------------
                                                                          -               440,423               (33,351)
                                                               ------------          ------------          ------------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM                             491,417            (3,808,391)           (2,259,943)
Extraordinary item - gain on debt restructuring                           -               829,714                     -
                                                               ------------          ------------          ------------
NET INCOME (LOSS)                                                   491,417            (2,978,677)           (2,259,943)
Issuance of preferred stock with beneficial conversion
   feature and warrants                                                   -              (430,614)                    -
                                                               ------------          ------------          ------------
NET INCOME (LOSS) AVAILABLE TO COMMON
STOCKHOLDERS                                                   $    491,417          $ (3,409,291)         $ (2,259,943)
                                                               ============          ============          ============

Earnings (loss) per share
   Basic net income (loss) per common share
      Before extraordinary item                                $       0.06          $      (0.56)         $      (0.32)
      Extraordinary gain                                                  -                  0.11                     -
                                                               ------------          ------------          ------------
                                                               $       0.06          $      (0.45)         $      (0.32)
                                                               ============          ============          ============
Diluted net income (loss) per common share
   Before extraordinary item                                   $       0.04          $      (0.56)         $      (0.32)
   Extraordinary gain                                                     -                  0.11                     -
                                                               ------------          ------------          ------------
                                                               $       0.04          $      (0.45)         $      (0.32)
                                                               ============          ============          ============

See accompanying notes.

                      UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                             PREFERRED STOCK                         COMMON STOCK
                                                             ---------------                         ------------
                                                        SHARES            AMOUNT               SHARES            AMOUNT
                                                        ------            ------               ------            ------
Balance January 1, 2000                                                  $     -             6,829,310         $   68,293
-------------------------------------------------------------------------------------------------------------------------
Comprehensive loss for 2000
   Net loss
   Foreign currency translation adjustments
Comprehensive loss
Stock options recorded as compensation
Warrants exercised                                                                             291,760              2,917
Stock options exercised                                                                         85,000                850
Shares for services                                                                             37,500                375

-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                                    -                -             7,243,570             72,435
-------------------------------------------------------------------------------------------------------------------------
Comprehensive loss for 2001
   Net loss
   Foreign currency translation adjustments
Comprehensive loss
Common stock and stock options recorded
   as compensation                                                                              20,300                203
Common stock and warrants issued for services                                                   20,000                200
Series A preferred stock issued with beneficial
   conversion (net of issuance costs of $100,000)       201,438            2,014
Redemption of common stock and warrants                                                       (279,260)            (2,793)
Series B preferred stock issued                         100,000            1,000
Conversion of minority interest                                                                225,000              2,250
Warrants and options exercised                                                                 375,300              3,753
Common stock issued in satisfaction of
   obligation                                                                                  334,689              3,346

-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001                              301,438            3,014             7,939,599             79,394
-------------------------------------------------------------------------------------------------------------------------
Comprehensive income for 2002
   Net income
   Foreign currency translation adjustments
Comprehensive income
Warrants and options exercised                                                                 285,350              2,855
Services rendered as payment of stock
   subscription receivable
Forfeiture of short swing profits by officer
Stock compensation

-------------------------------------------------------------------------------------------------------------------------
Balance December 31, 2002                               301,438          $ 3,014             8,224,949         $   82,249
-------------------------------------------------------------------------------------------------------------------------

See accompanying notes

                      UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.
     CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (CONTINUED)
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                  ADDITIONAL                             OTHER            STOCK
                                                   PAID-IN        ACCUMULATED        COMPREHENSIVE     SUBSCRIPTION
                                                   CAPITAL          DEFICIT               LOSS          RECEIVABLE       TOTAL
Balance January 1, 2000                          $  8,413,978     $ (4,514,672)       $   (894,423)    $          -   $ 3,073,176
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive loss for 2000
   Net loss                                                         (2,259,942)                                        (2,259,942)
   Foreign currency translation adjustments                                               (354,522)                      (354,522)
                                                                                                                       ----------
Comprehensive loss                                                                                                     (2,614,464)
Stock options recorded as compensation                 39,600                                                              39,600
Warrants exercised                                     25,208                                                              28,125
Stock options exercised                               119,650                                                             120,500
Shares for services                                    72,300                                                              72,675

---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                          8,670,736       (6,774,614)         (1,248,945)                       719,612
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive loss for 2001
   Net loss                                                         (2,978,677)                                        (2,978,677)
   Foreign currency translation adjustments                                                366,120                        366,120
                                                                                                                       ----------
Comprehensive loss                                                                                                     (2,612,557)
Common stock and stock options recorded
   as compensation                                     78,484                                                              78,687
Common stock and warrants issued for services         114,993                                                             115,193
Series A preferred stock issued with beneficial
   conversion (net of issuance costs of $100,000)   3,080,718         (382,732)                                         2,700,000
Redemption of common stock and warrants            (1,134,758)                                                         (1,137,551)
Series B preferred stock issued                     1,999,000                                                           2,000,000
Conversion of minority interest                       447,750                                                             450,000
Warrants and options exercised                        730,370                                              (120,000)      614,123
Common stock issued in satisfaction of
   obligation                                         596,654                                                             600,000

---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001                         14,583,947      (10,136,023)           (882,825)        (120,000)    3,527,507
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive income for 2002
   Net income                                                          491,417                                            491,417
   Foreign currency translation adjustments                                                (21,515)                       (21,515)
                                                                                                                          -------
Comprehensive income                                                                                                      469,902
Warrants and options exercised                        598,769                                                             601,624
Services rendered as payment of stock
   subscription receivable                                                                                   57,850        57,850
Forfeiture of short swing profits by officer            5,925                                                               5,925
Stock compensation                                     19,800                                                              19,800

---------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 2002                        $ 15,208,441     $ (9,644,606)       $   (904,340)    $    (62,150)  $ 4,682,608
---------------------------------------------------------------------------------------------------------------------------------

See accompanying notes

                      UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                   YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                                   2002                  2001                  2000
                                                                   ----                  ----                  ----
OPERATING ACTIVITIES
     Net Income (loss)                                         $    491,417          $ (2,978,677)         $ (2,259,943)
     Adjustments to reconcile net income (loss)
     to cash provided by (used in) operating activities
       Depreciation and amortization                              1,400,314             1,319,047             1,388,669
       Loss on sale of property and equipment                             -                     -               109,624
       Extraordinary gain                                                 -              (829,714)                    -
       Provision for bad debts                                      139,055               606,433               489,045
       Other, net                                                         -                45,452                45,000
       Deferred income taxes                                              -               427,800               (41,560)
       Compensation expense for stock options                        19,800                78,687                39,600
       Stock issued for services                                          -               115,193                72,675
       Stock subscription receivable paid through the
          exchange of services                                       57,850                     -                     -
       Changes in
          Accounts receivable, trade                              3,017,356            (1,900,611)              768,475
          Inventories                                              (634,943)            2,881,476            (1,805,942)
          Prepaid expenses and other current assets                (365,176)              373,030               297,807
          Net assets of Hungarian operations                              -               152,926              (513,391)
          Other assets                                             (273,206)              109,137              (368,841)
          Accounts payable, trade                                (1,233,971)           (2,578,147)            3,832,902
          Accrued expenses and other liabilities                   (456,975)              165,018              (817,584)
                                                               ------------          ------------          ------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES               2,161,521            (2,012,950)            1,236,536
                                                               ------------          ------------          ------------

INVESTING ACTIVITIES
     Purchase of property and equipment                            (568,699)             (913,221)           (1,481,163)
     Proceeds from disposition of assets                                  -                     -                10,000
     Advances to stockholders                                       (24,367)              (62,209)                    -
     Increase in investments                                        (10,000)                    -                     -
                                                               ------------          ------------          ------------
NET CASH USED IN INVESTING ACTIVITIES                              (603,066)             (975,430)           (1,471,163)
                                                               ------------          ------------          ------------

FINANCING ACTIVITIES
     Net increase (decrease) in revolving loan indebtedness      (2,072,052)            1,757,762               499,439
     Principal payments on notes payable, net                      (811,422)             (529,167)             (488,246)
     Forfeiture of short swing profits by officer                     5,925                     -                     -
     Proceeds from issuance of preferred stock of subsidiary              -                     -               450,000
     Proceeds from issuance of preferred stock                            -             2,800,000                     -
     Redemption of common stock and warrants                              -            (1,000,000)                    -
     Proceeds from issuance of common stock from
        exercise of warrants and options                            601,624               614,123               148,625
     Stock issuance costs                                                 -              (100,000)                    -
                                                               ------------          ------------          ------------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES              (2,275,925)            3,542,718               609,818
                                                               ------------          ------------          ------------

     Effect of exchange rate changes on cash                        (21,515)              366,120              (354,522)
                                                               ------------          ------------          ------------
INCREASE (DECREASE) IN CASH                                        (738,985)              920,458                20,669
CASH
     Beginning of year                                              976,585                56,127                35,457
                                                               ------------          ------------          ------------
     END OF YEAR                                               $    237,600          $    976,585          $     56,126
                                                               ============          ============          ============

See accompanying notes.

                      UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.
                CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                                   2002                  2001                  2000
                                                                   ----                  ----                  ----
SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION
   Interest paid                                               $  1,529,195          $  2,384,122          $  2,577,954
                                                               ============          ============          ============
   Income taxes paid                                           $      7,173          $     12,978          $     32,015
                                                               ============          ============          ============
SUPPLEMENTAL SCHEDULE OF
NONCASH INVESTING AND
  FINANCING ACTIVITIES
Liabilities satisfied by issuance of common
stock                                                          $          -          $    600,000          $     72,675
                                                               ============          ============          ============
Subordinated debt satisfied by issuance of
Series B preferred stock                                       $          -          $  2,000,000          $          -
                                                               ============          ============          ============
Conversion of minority interest into
common stock                                                   $          -          $    450,000          $          -
                                                               ============          ============          ============

See accompanying notes.

                      UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

NOTE 1 STRUCTURE

Universal Automotive Industries, Inc. (the Company) acts as a holding company for its wholly-owned direct and indirect subsidiaries, which, as of December 31, 2002, are as follows:

     Universal Automotive, Inc. (Universal)

     Universal Automotive of Virginia, Inc.

     Universal Brake Parts, Inc. (an amalgamation of 3 Canadian corporations previously owned by the Company, two of which were inactive in 2001).

     UBP Hungary, Inc. (Hungary), a United States Corporation and its wholly owned subsidiary, UBP Csepel Iron Foundry, KFT, a Hungarian limited liability company (see Notes 2 and 14).

     eParts eXchange, Inc., E-Commerce business-to-business activity (see Note
     13).

NOTE 2 NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

Universal Automotive Industries, Inc. is engaged principally in the manufacture and distribution of automotive brake parts and operates from leased facilities in Alsip, Illinois; Compton, California; Walkerton, Virginia; Cuba, Missouri (closed effective December 31, 2002) ; and Toronto, Canada. Sales are made throughout the United States. The Company's Hungarian subsidiary, which was engaged in the manufacture of iron casting products, was sold during 2001 as described in Note 14.

     PRINCIPLES OF CONSOLIDATION--The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

     SEGMENT--The United States and Canadian operations are vertically integrated, and are considered part of the same industry segment and geographic segment (North America).

     REVENUE RECOGNITION--Revenues are recognized at the time of shipment to the customer, which is generally when title passes. The sales incentives provided to customers in the amount of $99,935, $493,828, and $104,183 for 2002, 2001 and 2000, respectively, have been reflected as a reduction of revenue in the period the sales incentives were earned.

     USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     FOREIGN CURRENCY TRANSLATION--The functional currency for the Company's foreign operation is the applicable local currency. Accordingly, all balance sheets accounts have been translated using the exchange rate in effect at the balance sheet date and income statement amounts have been translated at the average exchange rate for the year. The translation adjustments resulting from the changes in the exchange rate have been reported as a separate component of stockholders equity. The effect of foreign transaction gains and losses, which were reported in income, were not material for the periods presented.

     CASH--The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. At times during the year, the Company maintains cash balances in excess of insured limits.

     INVENTORIES--Inventories are stated at the lower of cost or market with cost generally determined using the weighted average method, which approximates the first-in, first-out (FIFO) method. Consideration is given to deterioration, obsolescence and other factors in evaluating the estimated market value of inventory based upon management judgment and available information.

     PROPERTY AND EQUIPMENT--Property and equipment, including amounts capitalized under capital leases, are stated at cost less accumulated depreciation. Depreciation is computed under accelerated and straight-line methods. Depreciation and amortization expense was $1,121,523, $1,181,998 and $1,123,033 for the years ended December 31, 2002, 2001 and 2000, respectively.

                      UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

NOTE 2 NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     COST OF SALES--The Company considers warehousing (including certain salaries, occupancy costs and supplies) and buying expenses as an integral component of cost of sales.

     GOODWILL--On January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, which eliminates the amortization of goodwill and instead requires that goodwill be tested for impairment at least annually. Transitional impairment tests of goodwill made by the Company during the quarter ended March 31, 2002 and annual impairment tests did not require adjustment to the carrying value of its goodwill. The amortization of goodwill in 2001 and 2000 in the amount of $29,490 and $47,383, respectively, did not have a significant effect on the results of operations or earnings per share. Income (loss) from operations would have been $(984,045) and $332,516 in 2001 and 2000, respectively, without the effects of amortization of goodwill. This compares to the recorded $(1,013,535) and $285,133 income
     (loss) from operations for the same period, respectively.

     IMPAIRMENT OF LONG-LIVED ASSETS--In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation were required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow is required.

     INCOME TAXES--Deferred income tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income tax assets and liabilities are determined based on the financial statement and tax bases of assets and liabilities reduced, where appropriate, by a valuation allowance (see Note 11).

     FAIR VALUE OF FINANCIAL INSTRUMENTS--The fair value of financial instruments, other than debt instruments, closely approximates their carrying value. Because the interest rate of the revolving loan and the term loan with LaSalle National Bank adjusts with changes in the market rate of interest, management believes the fair value is equivalent to the carrying value. Management believes that the interest rate of 7.00 percent on the subordinated debenture is approximately equal to the current rate available for similar debt. Accordingly, the fair value of these debentures approximates their carrying value.

     ADVERTISING--All costs associated with advertising are charged to operations when incurred. Advertising expense was $349,171, $548,146 and $174,624 for the years ended December 31, 2002, 2001 and 2000, respectively.

     RECLASSIFICATIONS--Certain prior year amounts have been reclassified to conform to the 2002 presentation without affecting previously reported results.

     NEW ACCOUNTING STANDARDS--In April 2002, the Financial Accounting Standards Board ("FASB") issued No.145, Rescission of FASB No. 4, 44 and 64, Amendment of FASB Statement No. 15 and Technical Corrections. SFAS No. 145 requires that certain gains and losses on extinguishment of debt be classified as income or loss from continuing operations rather than as extraordinary items as previously required under SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt. This statement also amends SFAS No. 13, Accounting for Leases, to require that certain modifications to capital leases be treated as a sale-leaseback and modifies the accounting for sub-leases when the original lessee remains a secondary obligor (or guarantor). In addition, SFAS No. 145 rescinded SFAS No. 44 Accounting for Tangible Assets of Motor Carriers, which addressed the accounting for intangible assets of motor carriers and made numerous technical, changes to various FASB pronouncements. The Company will be required to adopt SFAS No. 145 on January 1, 2003, and will reclassify extraordinary items to continuing operations.

     In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146, which requires that a liability for costs associated with an exit or disposal activity be recognized in the period in which the liability is incurred, is effective for exit and disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 is not expected to have a significant effect on the Company's results of operations or it financial position.

                      UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

NOTE 3 INVENTORIES

Inventories consist of the following:

                                                   2002                  2001
                                                   ----                  ----
Finished goods                                 $13,815,563           $12,057,191
Work-in-progress                                   510,264               888,742
Raw materials                                    2,726,125             3,471,076
                                               -----------           -----------
                                               $17,051,952           $16,417,009
                                               -----------           -----------

NOTE 4 PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows:

                                                              DEPRECIABLE
                                     2002            2001        LIVES
                                     ----            ----        -----
Machinery & equipment           $  6,387,406    $  6,046,893    5 - 11
Tools and dies                     1,143,837       1,064,457    5 - 11
Patterns                           1,346,247       1,331,247    5 - 10
Computer equipment                 1,105,464         974,119    3 - 5
Automobiles and trucks               289,237         289,237    3 - 5
Furniture and fixtures               379,874         366,694    5 - 11
Leasehold improvements               385,757         313,384    5 - 9
Construction in progress              66,100         112,564      -
                                ------------    ------------
                                $ 11,103,922    $ 10,498,595
Accumulated depreciation          (6,928,714)     (5,770,561)
                                ------------    ------------
                                $  4,175,208    $  4,728,034
                                ------------    ------------

NOTE 5 ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are summarized as follows:

                                                            DECEMBER 31,
                                                 -------------------------------
                                                     2002                 2001
                                                     ----                 ----
Accrued rebates                                  $  805,413           $  982,344
Core liability                                            -            1,095,041
Other                                             1,803,053            1,424,693
                                                 ----------           ----------
                                                 $2,608,466           $3,502,078
                                                 ----------           ----------

NOTE 6 OTHER OPERATING EXPENSES

Other operating expenses consist of the following:

                                                          DECEMBER 31,
                                              ----------------------------------
                                                2002         2001         2000
                                                ----         ----         ----
Expired barter credits                        $      -     $275,730     $120,000
eParts eXchange shut down expense                    -      113,577      200,000
Inventory writedown                                  -      121,431            -
Moving expenses                                 13,298      281,817            -
Terminated deal expenses                        45,125            -            -
Prior year's Michigan SBT Tax                   40,000            -            -
                                              --------     --------     --------
                                              $ 98,423     $792,555     $320,000
                                              --------     --------     --------

                      UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

NOTE 7 DUE FROM STOCKHOLDERS

Amounts due from stockholders represent advances made to certain stockholders who are also executives of the Company as well as the related accrued and unpaid interest. The advances bear interest at nine percent per annum and are due on demand. Interest income from these advances amounted to $24,367, $22,209 and $21,458 for 2002, 2001 and 2000, respectively.

NOTE 8 SUBORDINATED DEBENTURE AND PREFERRED STOCK

On July 14, 1997, the Company sold a $4,500,000 subordinated debenture to Finova Mezzanine Capital, Inc. (formerly Tandem Capital, Inc.), which required payments of interest at 12.25 percent per annum through maturity on July 14, 2002. Through August 14, 2001, the Company had issued Finova warrants to purchase 1,575,000 shares of the Company's common stock at exercise prices ranging from $0.83 to $1.58, based on 80 percent of the average closing bid price of the Company's common stock for the 20 days preceding the respective issuance dates. The warrants were exercisable at any time through the sixth anniversary of the debenture issue date. During 2000, Finova elected to exercise warrants to purchase 450,000 shares of the Company's common stock at an exercise price of $0.83 per share, using a "cashless" exercise provision whereby Finova received a net of 279,260 shares of common stock after surrendering 170,743 shares, which had a fair market value equal to the aggregate exercise price. The Company received no cash proceeds from this transaction when such shares were issued.

On October 31, 2001, the Company completed a restructuring of the $4,500,000 subordinated debt held by Finova. The restructuring resulted in the following:
(i) Finova surrendered to the Company all of its holdings in the Company's common stock and warrants (279,260 shares and warrants to purchase an additional 1,125,000 shares at prices ranging from $1.12 to $1.58 per share); (ii) the Company's payment of $1,000,000 to Finova; (iii) issuance to Finova of $2,000,000 of series B preferred stock ($0.01 par value); and (iv) the adjustment for the amount due on the debenture to $1,500,000. The interest rate was reduced from 12.25 percent to 7.0 percent and the Company was allowed to pay the remaining balance by making five $100,000 payments every 45 days beginning December 15, 2001 with a final payment of $1,000,000 due July 11, 2005. This transaction has been accounted for as a troubled debt restructuring and resulted in an extraordinary gain of $829,714 (inclusive of an accrual of all remaining interest to be paid of approximately $272,000) for the year ended December 31, 2001. The series B preferred stock has no fixed dividend, entitles the holder to a liquidation preference, is redeemable at any time at the Company's option and is convertible into 1,000,000 shares of common stock for which the Company provided Finova with registration rights.

On August 29, 2001, the Company issued 201,438 shares of series A preferred stock ($0.01 par value) to Venture Equities Management, Inc. (VEMI) (an affiliate of Wanxiang America Corporation) in exchange for $2,800,000 in cash. The series A preferred stock has no fixed dividend, entitles the holder to a liquidation preference, is redeemable at the Company's option subject to certain conditions, and is convertible into 2,014,380 shares of the Company's common stock (with registration rights), subject to certain antidilution provisions. In connection with the issuance of the series A preferred stock, the Company also issued to VEMI three warrants to purchase common stock: the first and second warrants for 800,000 shares each are exercisable at any time through August 28, 2003 at an exercise price of $2.25 per share; the third warrant for 2,500,000 shares is exercisable only upon the occurrence of events of default at an exercise price to be determined based on a defined computation. The costs related to the issuance of the preferred stock amounted to approximately $100,000.

NOTE 9 LASALLE INDEBTEDNESS

The Company has a credit agreement with LaSalle Bank National Association or its subsidiaries ("LaSalle") for a term loan and revolving line of credit of up to $26,000,000 based on eligible accounts receivable and inventory.

The revolving line of credit has a term ending May 1, 2004 and an interest rate of prime plus 1.5% per annum. During 2001, the interest rate was changed from prime plus 0.5 percent per annum. The line of credit is subject to an ongoing option to convert to LIBOR plus 2.5 percent per annum. The term loan is payable in monthly principal installments of $18,705 and bears interest at prime plus
0.75 percent per annum.

                      UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

NOTE 9 LASALLE INDEBTEDNESS (CONTINUED)

The LaSalle agreement contains certain limitations on dividends and capital expenditures and requires the Company to satisfy certain financial tests concerning earnings before interest, taxes depreciation and amortization (EBITDA), defined minimum tangible net worth and debt service coverage. At December 31, 2002, the Company was in compliance with these financial covenants. The entire credit facility is secured by a first lien on substantially all of the Company's North American assets.

At December 31, 2002, approximately $937,000 was available for borrowing under the revolving credit line.

The weighted average interest rates on the aforementioned revolving credit facility borrowings were 5.70 percent, 8.68 percent and 10.51 percent for the years ended December 31, 2002, 2001, and 2000, respectively.

NOTE 10 LONG-TERM INDEBTEDNESS

Long-term indebtedness is summarized as follows:

                                                           2002           2001
                                                           ----           ----
LaSalle term loan (see Note 9)                           $206,826       $431,281
Capital lease obligation (see Note 12)                    245,935        347,915
Vehicle acquisition loans                                  14,412         21,193
                                                         --------       --------
                                                         $467,173       $800,389
Current portion                                           356,663        379,120
                                                         --------       --------
Noncurrent portion                                       $110,510       $421,269
                                                         ========       ========

The approximate aggregate maturities of all long-term indebtedness are:

                                          SUBORDINATED      REVOLVING
                                           DEBENTURE      LINE OF CREDIT
                             PER ABOVE      (NOTE 8)         (NOTE 9)         TOTAL
                             ---------      --------         --------         -----
2003                         $ 368,324    $     84,020    $           -    $   452,344
2004                            81,712          70,000       16,949,821     17,101,533
2005                            10,578       1,039,986                -      1,050,564
2006                            11,346               -                -         11,346
2007                             9,153               -                -          9,153
                             ---------------------------------------------------------
                               481,113       1,194,006       16,949,821     18,624,940
Interest Portion               (13,940)              -                -        (13,940)
                             ---------------------------------------------------------
                             $ 467,173    $  1,194,006    $  16,949,821    $18,611,000
                             ---------------------------------------------------------

                      UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

NOTE 11 INCOME TAXES

The components of the net deferred tax assets are as follows:

                                                                   2002           2001
                                                                   ----           ----
Tax benefits upon future liquidation of Hungarian subsidiary   $   193,400    $   193,400
Allowance for doubtful accounts                                    179,731        241,700
Inventories                                                        166,431        223,600
Net operating loss carryforward -U.S                             3,068,755      2,891,100
Net operating loss carryforward -Canada                            323,067        427,500
Compensation expense for stock options                             240,800        240,800
Other accruals                                                     202,400        202,400
                                                               -----------    -----------
Gross deferred tax asset                                         4,374,584      4,420,500
                                                               -----------    -----------
Deferred tax liability - principally depreciation
    U.S.                                                          (242,634)      (314,700)
    Canada                                                        (521,792)      (632,000)
                                                               -----------    -----------
Gross deferred tax liability                                      (764,426)      (946,700)
                                                               -----------    -----------
Net deferred tax assets                                          3,610,158      3,473,800
Valuation allowance                                             (3,370,158)    (3,233,800)
                                                               -----------    -----------
Net deferred tax asset                                         $   240,000    $   240,000
                                                               ===========    ===========

At December 31, 2002, the Company had a U.S. Federal net operating loss carryforward of approximately $ 9,200,000, expiring in years 2017 to 2021.

The Company believes that, consistent with accounting principles generally accepted in the United States, it is more likely than not that the tax benefits associated with the balance of loss carryforwards and other deferred tax assets will be realized through future taxable earnings or alternative tax strategies.

A reconciliation of the provision for income taxes and the amounts computed by applying the federal statutory rate to income (loss) from continuing operations before income tax expense is as follows:

                                                                         2002          2001           2000
                                                                         ----          ----           ----
Income (loss) from continuing operations before income tax expense

    United States                                                    $   335,688    $(2,694,454)   $(2,111,900)
    Canada                                                               155,729        156,200       (181,394)
                                                                     -----------------------------------------
                                                                     $   491,417    $(2,538,254)   $(2,293,294)
                                                                     =========================================

Computed income tax expense (benefit) at federal statutory rate      $   166,389    $  (863,000)   $  (779,720)
State income taxes                                                       (20,000)      (101,500)       (91,700)
Increase (decrease) in valuation allowance                              (136,358)     1,141,600        797,200
Other                                                                    (10,031)       263,323         40,869
                                                                     -----------------------------------------
                                                                     $         -    $   440,423    $   (33,351)
                                                                     -----------------------------------------

                      UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

NOTE 12 LEASES

The Company leases all of its facilities from unaffiliated parties. The lease terms range from month-to-month to long-term leases, the latest of which expires in 2012.

Aggregate rent expense for all facilities was approximately $1,980,000, $1,978,000, and $1,415,000 for 2002, 2001 and 2000, respectively.

The Company leases certain equipment under a capital lease payable in aggregate monthly installments of $13,077 through 2005. The net book value of such equipment under capital lease is $261,143 and $359,681 at December 31, 2002 and 2001, respectively. (see Note 10).

Minimum operating lease payments due over the remaining terms of the leases are as follows:

              OPERATING
               LEASES
            -----------
      2003  $1,417,818
      2004   1,168,506
      2005     507,925
      2006     356,339
      2007     348,587
Thereafter   1,343,974
            ----------
            $5,143,149
            ==========

NOTE 13 PREFERRED STOCK OF SUBSIDIARY

In December 1999, the Company formed eParts eXchange, Inc. ("EPX"). EPX operated a business-to-business e-commerce Internet platform for worldwide buyers and sellers of automotive aftermarket parts focusing on the commodity, surplus and international trade segments. In June 2000, the funding of EPX was completed through the sale of $450,000 of its preferred shares with conversion rights into the Company's common stock. In January 2001, the Company determined that it was better served by redirecting the efforts of EPX to augment the sales and marketing of Universal's products. As a result, the Company closed the website and the remaining employees were permanently reassigned to Universal's distribution business. During 2001, the preferred shares of EPX were converted into 225,000 shares of the Company's common stock.

NOTE 14 HUNGARIAN OPERATIONS

On December 9, 1999, the Company decided to discontinue its Hungarian operation. At December 31, 1999, the carrying value of the Hungarian plant and equipment was adjusted to its estimated net realizable value of $800,000, resulting in a write-down of $1,583,000. In 1999, the Company provided for estimated costs of disposition of $1,500,000, including estimated losses of the Hungarian operations during the disposal period. The disposition was initially expected to occur by the end of 2000. Commencing in 2001, because the Company had not disposed of the Hungarian operations within one year, accounting principles generally accepted in the United States require that income or loss from such discontinued operations be included in the statement of operations as a component of income (loss) from continuing operations.

The Company's subsidiary, UBP Hungary, Inc., sold its ownership interest in UBP Csepel Iron Foundry, Kft to Euro-Industrial Limited, LLC (an unrelated third party) as of December 31, 2001, for a $100,000 promissory note. Also in connection with the sale, several instruments evidencing debt owed by UBP Csepel to UBP Hungary were replaced by a single promissory note in the amount of $728,000. The $100,000 note is paid in quarterly installments beginning April 2002 and ending January 2003. This note does not bear interest unless there is a default. As of December 31, 2002, this note was in default. The $728,000 promissory note is to be repaid in monthly installments beginning in November 2003 and ending in October 2006. This promissory note bears interest at the rate of 6.5 percent per year. Due to the uncertainty of the collectibility of these promissory notes, a reserve of $828,000 has been recorded.

                      UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

NOTE 15 COMMITMENTS AND CONTINGENCIES

In connection with the issuance of series A preferred stock in August 2001 (see
Note 8), the Company entered into a supply agreement with Wanxiang. Under the supply agreement, the Company agreed to make annual purchases of parts from Wanxiang totaling $5,000,000, as long as the prices of the products purchased from Wanxiang are substantially comparable to the prices charged by other suppliers in the Peoples Republic of China for similar products. In the event the Company does not purchase $5,000,000 in products from Wanxiang in a year, the Company is obligated under the agreement to pay Wanxiang 20 percent of the difference between $5,000,000 and the amount the Company has purchased during the year. The agreement provides Wanxiang with a right of refusal with respect to products it seeks to purchase from other suppliers located in the Peoples Republic of China. The supply agreement has an indefinite term, but can be terminated by Wanxiang at any time and by the Company if Wanxiang materially fails to perform its obligations under the agreement, or if the number of shares of the Company's common stock underlying the shares of series A preferred stock owned by VEMI falls below a specified level. During the years ended December 31, 2002 and 2001, the Company purchased approximately $5,400,000 and $565,000 of products from Wanxiang, respectively.

The Company is a party to various other claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management, all such matters are adequately covered by insurance, or, if not covered, would not have a material effect on the Company's financial position, results of operations or liquidity.

NOTE 16 STOCK WARRANTS AND OPTIONS

At December 31, 2002, the Company had 1,137,450 redeemable common stock purchase warrants outstanding with an exercise price of $2.25 per share, expiring in September 15, 2003. A total of 142,350 and 202,700 of these warrants were exercised during 2002 and 2001, respectively.

In addition to the warrants discussed above and in Note 8, in exchange for consulting services the Company issued (a) warrants to purchase 215,000 shares of the Company's common stock at exercise prices ranging from $ $2.50 to $3.00 per share in 2002 that are exercisable until 2005 (60,000 shares with an exercise price of $3.00 were forfeited as termination damages under the consulting services agreement), (b) warrants to purchase 456,500 shares of the Company's common stock at exercise prices ranging from $1.62 to $3.74 per share in 2001 that are exercisable until 2004, (c) warrants to purchase 325,000 shares of the Company's common stock at exercise prices ranging from $2.00 to $2.75 per share in 2000 that are exercisable until 2005 (40,000 shares exercised in 2002 at $2,50 per share and 60,000 shares exercised in 2001 at $2.00 per share), (d) warrants to purchase 200,000 shares of the Company's common stock at exercise prices ranging from $1.4375 to $2.00 per share in 1999 that are exercisable until 2004 (40,000 shares exercised in 2002 at $2,00 per share, 100,000 and 60,000 shares exercised in 2001 at $1.4375 and $2.00 per share, respectively) and (e) warrants to purchase 50,000 shares of the Company's common stock at an exercise of $1.375 per share in 1998 that are exercisable until 2003 (25,000 shares exercised in 2002 at $1.375 per share). In connection with the exercise of the warrant for 60,000 shares in 2001, the Company recorded stock subscription receivable in the amount of $120,000.

The Company maintains a Stock Option Plan for key employees and others. Options granted may be either incentive stock options as specified by the Internal Revenue Code or nonstatutory options. The Company has reserved 1,400,000 shares of common stock for issuance under the Stock Option Plan.

                      UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

NOTE 16 STOCK WARRANTS AND OPTIONS (CONTINUED)

Following is a table indicating the activity during 2002, 2001 and 2000 for such Stock Option Plan:

                                                         WEIGHTED
                                             STOCK       AVERAGE
                                            OPTIONS   EXERCISE PRICE
                                            -------   --------------
Options outstanding at December 31, 1999    576,676    $   2.17
   Options granted                          125,000        2.40
   Options exercised                        (85,300)       1.42
   Options forfeited                        (53,276)       1.77
                                            -------------------
Balance, December 31, 2000                  563,100        2.35
   Options granted                          224,350        2.32
   Options exercised                        (12,900)       2.13
   Options forfeited                        (24,250)       2.09
                                            -------------------
Balance, December 31, 2001                  750,300        2.37
   Options granted                          244,150        3.32
   Options exercised                        (15,500)       2.28
   Options forfeited                        (58,000)       2.02
                                            -------------------
Balance, December 31, 2002                  920,950        2.64
                                            -------------------

The following table summarizes information about the outstanding and exercisable stock options as of December 31, 2002:

                                            OUTSTANDING                           EXERCISABLE
                          ----------------------------------------------   ---------------------------
                                              WEIGHTED-        WEIGHTED-                     WEIGHTED-
                                              AVERAGE          AVERAGE                       AVERAGE
RANGE OF EXERCISE           NUMBER            REMAINING        EXERCISE      NUMBER          EXERCISE
    PRICES                OUTSTANDING     CONTRACTUAL LIFE      PRICE      EXERCISABLE        PRICE
------------------------------------------------------------------------   ---------------------------
$ 1.00 - 1.98               157,800          76 months         $  1.38       104,500         $   1.31
  2.00 - 2.66               461,950          84 months         $  2.33       207,430         $   2.31
  3.00 - 3.56               235,700          105 months        $  3.08        13,000         $   3.06
$ 5.00                       65,500          51 months         $  5.00        65,500         $   5.00
                            -------                                          -------
                            920,950                                          390,430
                            =======                                          =======

Compensation expense is being recorded over the respective vesting periods, based on the difference between the grant price and the market price of the stock on the dates of such grants, as required by APB Opinion 25, "Accounting for Stock Issued to Employees." In 2002, 2001 and 2000, amounts of $19,800, $39,600 and $39,600, respectively, have been provided for such compensation expense.

The Company has adopted only the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS
123), and continues to account for stock options in accordance with APB Opinion
25. The foregoing amount of compensation expense respectively, differs by less than $.01 per share from that which would have been recorded using the Black-Scholes option valuation method. Accordingly, the pro forma disclosures required by SFAS 123 have been omitted.

                      UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

NOTE 17 EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share from continuing operations:

                                                                             YEAR ENDING DECEMBER 31,
                                                                    ----------------------------------------
                                                                        2002          2001           2000
                                                                        ----          ----           ----
BASIC NET INCOME (LOSS) PER COMMON SHARE
Numerator:
   Income (loss) from continuing operations before extraordinary
   item                                                             $   491,417   $(4,239,005)   $(2,259,943)

Denominator:
Weighted average common shares outstanding                            8,198,174     7,553,141      7,008,438
Effective of dilutive securities
   Conversion of preferred stock                                      3,014,380             -              -
                                                                    -----------   -----------    -----------
Denominator for diluted earnings per common share                    11,212,554     7,553,141      7,008,438
                                                                    ===========   ===========    ===========

Basic net income (loss) per common share                            $      0.06   $     (0.56)   $     (0.32)
Diluted net income (loss) per common share                          $      0.04   $     (0.56)   $     (0.32)

                      UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

NOTE 18 QUARTERLY RESULTS (UNAUDITED)

                                            1ST             2ND             3RD            4TH
                                          QUARTER         QUARTER         QUARTER         QUARTER           YEAR
                                          -------         -------         -------         -------           ----
2002
  Net sales                             $ 17,644,317    $ 20,424,405   $ 17,146,536    $ 14,640,320    $ 69,855,578
  Income (loss) from operations              517,300       1,241,138        351,169        (269,471)      1,840,136
  Income (loss) before provision for         151,911         517,225         11,985        (189,704)        491,417
  income taxes
  Net income (loss)                          151,911         517,225         11,985        (189,704)        491,417
  Basic earnings (loss) per share               0.02            0.06              -           (0.02)           0.06
  Fully diluted earnings (loss) per             0.01            0.05              -           (0.02)           0.04
  share
2001
  Net sales                             $ 16,028,365    $ 19,999,491   $ 18,160,436    $ 17,634,843    $ 71,823,135
  Income (loss) from operations             (472,553)        745,772         62,531      (1,349,285)     (1,013,535)
  Income (loss) before provisions for     (1,074,427)        192,750       (429,435)     (2,056,856)     (3,367,968)
  income taxes and extraordinary gain

  Net income (loss)                       (1,084,927)        202,750       (429,435)     (1,667,065)     (2,978,677)
  Basic and diluted earnings (loss) per        (0.15)           0.03          (0.06)          (0.27)          (0.45)
  share
2000
  Net sales                             $ 17,502,604    $ 19,995,593   $ 18,940,835    $ 13,504,991    $ 69,944,023
  Income (loss) from operations              600,839         879,648        179,723      (1,375,077)        285,133
  Income (loss) before provision for          89,310         224,658       (496,455)     (2,110,806)     (2,293,293)
  income taxes
  Net income (loss)                           57,010         121,058       (331,555)     (2,106,455)     (2,259,943)
  Basic and diluted earnings (loss) per         0.09            0.06          (0.02)          (0.43)          (0.32)
  share

The fourth quarter 2002 loss was attributable to (a) significantly lower sales consistent with a sluggish automotive aftermarket and (b) under absorption of manufacturing costs.

The fourth quarter 2001 loss was attributable to (a) certain other expenses as further detailed in Note 6, (b) marketing allowances granted to a new customer,
(c) year-end adjustments to inventory reserves and (d) under absorption of fixed manufacturing costs resulting from reduced facility output.

The fourth quarter 2000 loss was attributable to (a) significantly lower sales consistent with a sluggish automotive aftermarket, (b) continued under absorption of friction manufacturing costs for new facility and (c) severance payments to certain terminated employees.

      MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     Our common stock is included in the Nasdaq SmallCap Market under the symbol "UVSL." Our redeemable common stock purchase warrants are included in the Nasdaq SmallCap Market under the symbol "UVSLW." The following table sets forth, for the periods indicated; the high and low bid prices per share for the common stock and the redeemable common stock purchase warrants as reported by the Nasdaq SmallCap Market. Our common stock and redeemable common stock purchase warrants were initially included in the Nasdaq SmallCap Market and listed on the Chicago Stock Exchange on December 15, 1994; however, our common stock and warrants have not traded on the Chicago Stock Exchange during the periods indicated and the Chicago Stock Exchange advised us that it has delisted our shares of common stock and warrants effective March 22, 2002.

                                  COMMON STOCK

                           HIGH           LOW
                           ----           ---
2001
First Quarter             $ 2.88         $ 1.50
Second Quarter            $ 2.16         $ 1.50
Third Quarter             $ 2.14         $ 1.00
Fourth Quarter            $ 4.01         $ 1.30
2002
First Quarter             $ 3.30         $ 2.20
Second Quarter            $ 2.45         $ 1.50
Third Quarter             $ 1.90         $ 0.67
Fourth Quarter            $ 1.55         $ 0.68

                   REDEEMABLE COMMON STOCK PURCHASE WARRANTS

                           HIGH          LOW
                           ----          ---
2001
First Quarter             $ 0.78        $ 0.31
Second Quarter            $ 0.53        $ 0.31
Third Quarter             $ 0.34        $ 0.19
Fourth Quarter            $ 1.90        $ 0.17
2002
First Quarter             $ 1.53        $ 0.56
Second Quarter            $ 0.75        $ 0.30
Third Quarter             $ 0.68        $ 0.26
Fourth Quarter            $ 0.70        $ 0.06

     On March 17, 2003, the last reported sale prices of our common stock and redeemable common stock purchase warrants included on the Nasdaq SmallCap Market were $.68 and $.10, respectively.

     Each public warrant originally entitled the holder to purchase, at any time until December 15, 1999, one share of our common stock at an exercise price of $7.00 per share, subject to certain adjustments based upon anti-dilution protections. In December 1999, we extended the expiration date of these warrants to December 31, 2000, and reduced their exercise price from $7.00 to $2.25 per share. We later extended the expiration date of these warrants on three additional occasions. The latest extension, in May 2002, changed the expiration date to September 15, 2003. The public warrants may be exercised in whole or in part. Unless exercised, the public warrants will automatically expire on the expiration date, unless we extend the expiration date again. During the year ending December 31, 2002, warrants to purchase a total of 142,350 shares were exercised, resulting in a total of $320,288 of gross proceeds to us.

     During the quarter ended December 31, 2001, we issued 100,000 shares of our Series B Preferred Stock in a transaction not registered under the Securities Act of 1933, as amended (the "Securities Act"). The Series B Preferred Stock was issued to FINOVA Mezzanine Capital Inc. ("FINOVA") in connection with the restructuring of certain indebtedness, which we owed to FINOVA. The consideration, which we received in connection with the issuance of the Series B Preferred Stock, was a redemption of indebtedness owed to FINOVA from $4,500,000 to $1,500,000 and reduction of the interest rate from 12.25% to 7.0%.

     Also during the quarter ended December 31, 2001, we issued warrants to purchase 450,000 shares of Common Stock to a securities broker-dealer in partial consideration of certain services it provided to us.

     We did not use the services of any finders or securities broker-dealers in connection with the offer or sale of the Series B Preferred Stock or the warrant to the securities broker-dealer. We believe that all offers and shares of Series B Preferred Stock and warrants issued in the above transactions are exempt from registration under the Securities Act by virtue of Section 4(2) of the Securities Act and/or Regulation D promulgated there under.

                             CORPORATE INFORMATION

DIRECTORS                                               EXECUTIVE OFFICERS                           ANNUAL MEETING
---------                                               ------------------                           --------------
YEHUDA TZUR                                      YEHUDA TZUR                               Friday, July 18, 2003, 10:00 a.m.
                                                                                           Radisson Hotel Lincolnwood
Chairman of the Board                            Chairman of the Board                     4500 West Touhy Avenue
                                                                                           Lincolnwood, IL 60646
ARVIN SCOTT                                      ARVIN SCOTT

                                                                                           CORPORATE OFFICES AND CENTRAL
President and Chief Executive                    President and Chief Executive             DISTRIBUTION CENTER
  Officer                                          Officer
                                                                                             UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.

SAMI ISRAEL                                      SAMI ISRAEL

                                                                                              11859 S. Central Avenue
Vice President                                   Vice President                               Alsip, IL 60803

SHELDON ROBINSON                                 ROBERT W. ZIMMER                          MANUFACTURING FACILITIES

President, Robinson Financial                   Chief Financial Officer, Secretary          FRICTION PRODUCTS:
  Group, Inc. and Associated                     and Treasurer
  Financial Consultants, Inc. -                                                               Disc Brake Pads
  Insurance and Investment                       PETER RIOFSKI
  Products                                                                                    1600 Clark Blvd.
                                                Vice President and Controller                 Brampton, Ontario L6T 3V7
DENNIS L. KESSLER                                                                             Canada
                                                STOCK MARKET INFORMATION

President, Kessler Management                                                                 Brake Drum Lining
  Consulting, LLC-Management                     The Company's Common Stock and
  Consulting Services                            Warrants are listed on the NASDAQ            P.O. Box 8 - Rte. 634
                                                 - SmallCap Market. Its symbols are           Walkerton, VA 23177
M. CATHERINE JAROS                               UVSL and UVSLW, respectively.
                                                                                           BRAKE ROTORS:

President, M. Catherine Jaros                    TRANSFER AGENT, REGISTRAR
  Consulting - Business                                                                       11859 S. Central
  Development, Marketing and                     LaSalle Bank N.A.                            Alsip, IL 60803
  E-Strategy Consulting                          135 South LaSalle Street
                                                 Chicago, IL 60603                         WEST COAST DISTRIBUTION CENTER
ZEMIN XU

                                                 INDEPENDENT AUDITORS                         506 W. Manville
Vice President and Director,                                                                  Rancho Dominguez, CA 90220
  Venture Equities Management,                   Ernest and Young, LLP
  Inc.                                           233 South Wacker Drive
                                                 Suite 1500
                                                 Chicago, IL 60606

Some of the statements contained herein, may be considered to be "forward looking statements" since such statements relate to matters which have not yet occurred. For example, phrases such as "we anticipate," "believe" or "expect" indicate that it is possible that the event anticipated, believed or expected may not occur. Should such event not occur, then the result, which we expected, also may not occur or occur in a different manner, which may be more or less favorable to us. We do not undertake any obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future event or circumstances.

[BACKGROUND GRAPHIC]

[UNIVERSAL BRAKE PARTS LOGO]

                                           UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.
                                                      11859 SOUTH CENTRAL AVENUE
                                                           ALSIP, ILLINOIS 60603
                                                          www.universalbrake.com